FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding change in staff representative supervisors of Huaneng Power International, Inc. (the “Registrant”), submitted by the Registrant on November 12, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON CHANGE IN STAFF REPRESENTATIVE SUPERVISORS

Huaneng Power International, Inc. (the “Company” or “Huaneng International”) has recently received the resignation report submitted by Mr. Zhu Daqing, the staff representative supervisor of the Company. Due to job re-location, Mr. Zhu Daqing has applied to resign from the duties of the staff representative supervisor of the Ninth Session of the Supervisory Board of the Company, effective from the date on which a new staff representative supervisor is elected democratically by the staff of the Company.

Pursuant to the relevant stipulations of the Company Law, the Articles of the Company, Mr. Zhang Xiancheng has been elected democratically by the staff of the Company as the staff representative supervisors of the Ninth Session of the Supervisory Board for the term until the expiry of the Ninth Session of the Supervisory Board of the Company. Biographical details of Mr. Zhang Xiancheng is set out in the appendix to this announcement.

To the best of the Supervisory Board’s knowledge, information and belief and having made reasonable enquiry regarding the resignation of the supervisor, there are no disagreements with the Supervisory Board and there are no matters that need to be brought to the attention of the Shareholders.

The Supervisory Board of the Company is satisfied with the work by Mr. Zhu Daqing during his term of tenure, and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Zhu Daqing.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC12
November 2018

APPENDIX

Biographical details of the Staff Representative Supervisor

Mr. Zhang Xiancheng, aged 54, is currently Manager of the Party Construction Work Department of Huaneng Power International. He served as Director (deputy director level) of the Labour Organization Division of the Personnel Labour Department of Heilongjiang Provincial Electric Power Industry Bureau, Deputy Director of the Labour and Social Security Division of the Personnel Labour Department of Huaneng International Power Development Corporation, Deputy Director and Director of the Labour and Social Security Division of the Personnel Labour Department, Director of the Labour and Social Security Division of the Human Resources Department, Deputy Manager of the Human Resources Department, Deputy Manager of the Political Work Department (presiding) and Manager of the Political Work Department of Huaneng Power International. He graduated from Northeast Agricultural University with a bachelor's degree in economics specializing in economics management. He is a senior economist.

Mr. Zhang is appointed by the staff of the Company as the Supervisor for a term until the expiry of the Ninth Session of the Supervisory Board of the Company. Mr. Zhang will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Mr. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Cap. 571 of the laws of Hong Kong.

In addition, there is no other information in relation to Mr. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the listing of Securities on the Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     November 13, 2018